SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated January 3, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 3, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	January 3, 2014

Re: Tata Motors Report for December 2013

Mumbai, January 3, 2014: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for DECEMBER’ 2013

Category	Vehicle Model	Production		Domestic Sales		Exports
		DECEMBER 2012	DECEMBER 2013	DECEMBER 2012	DECEMBER 2013	DECEMBER 2012	DECEMBER 2013
Micro	NANO	1339	559	2202	554	40	5
Compact	INDICA, INDICA VISTA, INDIGO CS	5678	3603	8945	5658	282	106
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	156	263	110	325	56	4
UV1	SUMO	1436	576	1449	1598	75	57
UV2	SAFARI, SUMO GRANDE	1178	996	1376	923	5	10
UV3	ARIA, XENON	0	46	5	64	0	23
V1	VENTURE	4	20	98	150	0	0
V2	ACE MAGIC, MAGIC IRIS	10625	3840	10484	3399	40	0
N1- A1	ACE, ACE EX, ACE Zip	20010	11369	18679	9953	900	832
N1- A2	Super ACE, TATA207, XENON, Winger DV	6306	3124	5439	2622	746	540
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	370	281	372	92	18	9
M2- A2	Winger 14 seats, SFC407, CityRide	47	97	199	156	2	12
N2- A1	SFC407, LPT407	1151	494	1490	1056	402	323
N2- A2	SFC709, LPT709	848	610	338	306	414	147
N2- A3	LPT9109	657	538	460	325	144	128
N2- A4	LPT1109	309	196	1195	759	59	39
M3- A2	LP709, SFC410, LP410	410	244	648	495	127	141
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	251	102	343	283	73	13
M3- C2	LPO1512, LPO1612, Starbus, Divo	547	648	822	735	132	103
N3- A1	LPT1613, LPK1616, SK1613	3390	1953	2347	1650	181	142
N3- B1(a)	LPT2518, LPK2518	1932	1667	2210	2156	172	149
N3- B1(b)	LPT3118	322	520	1593	1176	0	3
N3- B2(b)	LPS3518. LPS3015, LPS3516	277	0	378	260	0	1
N3- B2(d)	LPS4018, LPS4023	225	342	482	294	12	25
N3- B2(e)	LPS4928	0	8	36	21	2	14

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	43	315	176	215	0	0

Note: The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs.1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck manufacturer and forth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.